UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number 333-224459

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill New Finance Limited (“Seadrill New Finance”), a wholly owned subsidiary of Seadrill Limited (the “Company”), has instructed the Trustee to send a notice (the “Notice”) of redemption in the name of Seadrill New Finance (the “Redemption”) to the holders of its 12.0% Senior Secured Notes due 2025 (the “Notes”) on October 2, 2018, pursuant to the Indenture, dated as of July 2, 2018 (the “Issue Date”), by and among Seadrill New Finance, the Company, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, principal paying agent, transfer agent, registrar, and collateral agent (the “Trustee”), as amended, supplemented or modified (the “Indenture”). Pursuant to the Notice, Seadrill New Finance will mandatorily redeem approximately $121.2 million in principal amount of the Notes, to the extent outstanding, on November 1, 2018 (the “Redemption Date”). The redemption price of the Notes, as set forth in the Indenture, is equal to 100% of the principal amount of such Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, from the Issue Date to, but not including, the Redemption Date, which redemption price will be approximately $126 million.

A copy of the press release announcing the Redemption is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K does not constitute a notice of redemption under the Indenture, nor an offer to tender for, or purchase, any Notes or any other security.

EXHIBITS

The following exhibit is filed as part of this report:

Number	Exhibit:

99.1	Press release, dated October 2, 2018, announcing the mandatory redemption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: October 2, 2018	By:	/s/ Mark Morris
Name: Mark Morris
Title: Chief Financial Officer